Exhibit 12.1

ENERGY TRANSFER EQUITY, L.P.
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratio amounts)
(Unaudited)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Fixed charges:
Interest expense	$1,643	$1,369	$1,221	$1,018	$740
Capitalized interest	163	113	45	101	14
Interest expense included in rental expense	24	17	16	6	3
Distribution to the Series A Convertible Redeemable Preferred Units	3	3	6	8	8
Accretion of the Series A Convertible Redeemable Preferred Units	—	—	—	1	—
Total fixed charges	1,833	1,502	1,288	1,134	765
Earnings:
Income from continuing operations before income taxes	993	1,417	375	1,437	548
Less: equity in earnings of affiliates	276	332	236	212	117
Total earnings	717	1,085	139	1,225	431
Add:
Fixed charges	1,833	1,502	1,288	1,134	765
Amortization of capitalized interest	11	8	7	5	4
Distributed income of equity investees	409	291	236	208	117
Less:
Interest capitalized	(163)	(113)	(45)	(101)	(14)
Income available for fixed charges	$2,807	$2,773	$1,625	$2,471	$1,303

Ratio of earnings to fixed charges	1.53	1.85	1.26	2.18	1.70